WARNACO INC.
501 Seventh Avenue
New York, New York 10018
Phone (212) 287 8383
Fax (212) 287 8384

July 27, 2010

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Warnaco Group, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010, Filed March 2, 2010
DEF 14A for Annual Meeting on May 12, 2010, Filed April 9, 2010
Form 8-K, Filed March 1, 2010
File No. 1-10857

Dear Mr. Reynolds:

Set forth below are the responses of The Warnaco Group, Inc. (the "Company") to the comments of the staff of the Commission (the "Staff") set forth in your letter dated July 13, 2010 (the "Comment Letter"). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Item 3.  Legal Proceedings, page 24

1.	We note the three legal proceedings discussed on page 25. Please provide the disclosure required by Item 103 of Regulation S-K for each proceeding.

OP Litigation: On August 19, 2004, the Company acquired 100% of the outstanding common stock of Ocean Pacific Apparel Corp. (“OP”) from Doyle & Bossiere Fund I, LLC (“Doyle”) and certain minority shareholders of OP. The terms of the acquisition agreement required the Company to make certain contingent payments to the sellers of OP under certain circumstances.  On November 6, 2006, the Company sold the OP business to a third party.  On May 23, 2007, Doyle filed a demand against the Company for arbitration before Judicial Arbitration and Mediation Services in Orange County, California, alleging that certain contingent purchase price payments are due to them as a result of the Company’s sale of the OP business in November 2006.  The complaint seeks monetary damages and other relief. The Company believes that Doyle’s lawsuit is without merit and intends to defend itself vigorously. The Company believes that it has adequately reserved for this matter.

Lejaby Claims: On March 10, 2008, the Company sold its Lejaby business to Palmers Textil AG (“Palmers”).  On August 18, 2009, Palmers filed an action against the Company in Le Tribunal de Commerce de Paris (The Paris Commercial Court), alleging that the Company made certain misrepresentations in the sale agreement, and seeking to declare the sale null and void, monetary damages and other relief (the “Palmers Suit”).  In addition, the Company and Palmers have been unable to agree on the amount of certain post-closing adjustments to the purchase price, including adjustments for working capital.  The dispute regarding the amount of post-closing adjustments is not a subject of the Palmers Suit.  The Company believes that the Palmers Suit is without merit and intends to defend itself vigorously.  The Company believes that it has adequately reserved for these matters.

Tyr Litigation: On May 12, 2008, Tyr Sport, Inc. (“Tyr”) filed an action against the Company and certain third party co-defendants in United States Court for the Central District of California (the “Court”), alleging false advertising, unfair competition, violation of federal and state antitrust laws and interference with contract.  The complaint, which at the request of the parties was stayed until September 15, 2008, sought unspecified damages and restitution.  Certain of Tyr’s claims for false advertising and unfair competition were initially dismissed by the Court on May 27, 2009, pursuant to a Motion to Dismiss filed by the Company and other co-defendants on September 15, 2008. On December 30, 2009, the Company and other co-defendants filed a comprehensive motion for summary judgment on the remaining claims in the action. On March 3, 2010, the Court granted, in part, the Company’s motion for summary judgment and dismissed all of the false advertising claims, the interference with contract claims and certain of the antitrust claims. On March 22, 2010, the Company and its co-defendants filed a further motion for summary judgment seeking dismissal of the remaining antitrust claims.  Tyr also filed a motion asking the Court to reconsider its earlier dismissal of the false advertising claims. On April 26, 2010, the Court granted the Company’s motion for summary judgment and dismissed all of the remaining claims against the Company and denied Tyr’s motion for reconsideration. On May 3, 2010, the Court entered an order dismissing all claims asserted against the Company.

The Company will include the disclosure above with respect to the “OP Litigation” and “Lejaby Claims”, which complies with Item 103 of Regulation S-K, in its next periodic report.  As a result of the court having dismissed all claims asserted against the Company in the “Tyr Litigation”, the Company believes that such matter is no longer required to be disclosed pursuant to Item 103 of Regulation S-K, and will therefore not be included in the Company’s future periodic reports.

Exhibits

2.
We note that Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.8, 10.9, 10.10, 10.11, 10.62, 10.64 and 10.66 are missing exhibits, schedules and/or attachments.  Please file these exhibits in their entirety with your next periodic report.

The Company will re-file Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.8, 10.9, 10.10 and 10.11 with all material schedules and exhibits with the Company’s next periodic report.

The Company respectfully informs the Staff that Exhibits 10.62, 10.64 and 10.66 are currently filed in their entirety (see Exhibits 10.68, 10.70, and 10.72 to the Company’s Form 10-K, filed February 27, 2008) other than with respect to portions of such Exhibits that are properly omitted pursuant to requests for confidential treatment, which were granted by the Staff on March 14, 2008.

Item 8. Financial Statements and Supplementary Data, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 2 – Acquisitions, page F-17

2008 CK Licenses, page F-18

3.
We note that you acquired 100% of the shares of the Company (the "Collection License Company") that operates the license (the "Collection License") for the Calvin Klein men's and women's Collection apparel and accessories worldwide on January 28, 2008.  We further note that you subsequently transferred the Collection License Company to Phillips-Van Heusen Corporation (PVH"), the parent company of Calvin Klein, Inc. ("CKI") on January 30, 2008, and you paid approximately $43 million (including final working capital adjustments) to, or on behalf of, PVH and entered into and amended certain Calvin Klein licenses (collectively, the "2008 CK Licenses").  Please advise us of the following with respect to these transactions:

(a)
Tell us what you acquired (e.g. assets acquired, liabilities assumed or incurred) in your January 28, 2008 acquisition of 100% of the shares of the Collection License Company for no consideration, and how you accounted for this acquisition;

In January 2006, the Company agreed to acquire the outstanding shares of Confezioni Moda Italia S.r.l. (i.e., the Collection License Company) (“CMI”) as part of the Company’s acquisition (the “CKJEA Business Acquisition”) of the Calvin Klein Jeans Business in Europe and Asia (the “CKJEA Business”).  The acquisition of CMI was deferred until January 2008 pursuant to the terms of the CKJEA Business Acquisition.  The Company’s agreement to acquire CMI did not require the Company to pay any additional consideration to the seller of the CKJEA Business.  However, prior to the Company’s acquisition, the seller was required to provide capital contributions to CMI approximately equal to the losses that CMI was expected to incur from the closing of the CKJEA Business Acquisition through December 31, 2007.

The Company considered the effect of the CMI acquisition in its allocation of purchase price to the fair value of the assets acquired and liabilities assumed in the CKJEA Business Acquisition and determined that an allocation of goodwill or intangible value to CMI, at the time of the closing of the CKJEA Business Acquisition, was not required because the fair value of the CMI acquired assets and assumed liabilities was expected (due to the requirement of the seller to provide a capital contribution to CMI, as discussed above) to be approximately $0, and the CMI business was expected to incur operating losses both before and after the Company’s acquisition.  The Company determined that an accrual related to CMI in the CKJEA Business Acquisition purchase price allocation was not required because the Company concluded that such an accrual would effectively result in the accrual of future operating losses, which the Company does not believe is appropriate under U.S. GAAP.

On January 28, 2008, pursuant to the terms of the CKJEA Business Acquisition, the Company acquired 100% of the outstanding shares of CMI.  The assets of CMI included the Collection License (i.e., the right to operate the global Calvin Klein collection business), cash, accounts receivable, inventory, other current assets, fixed assets, leases for two collection retail stores, a lease related to CMI’s administrative and distribution facility, leases for sales offices, employees and other assets.  The liabilities of CMI included trade accounts payable, accrued expenses, lease obligations, statutory retirement obligations for employees and bank debt.  Prior to the Company’s acquisition of CMI, as noted above, the seller was required to contribute cash to CMI in an amount approximately equal to CMI’s accumulated deficit through December 31, 2007.  The estimated fair value of the acquired assets and assumed liabilities, after giving effect to the cash contribution described in the previous sentence, was approximately $0 (as the Company had anticipated at the time of the CKJEA Business Acquisition).  The fair value of the acquired assets and assumed liabilities was estimated in accordance with the provisions of SFAS 141R (subsequently ASC 805).  A schedule of the estimated fair values of the acquired assets and assumed liabilities of CMI is included in Exhibit 1 (column 1), attached hereto.  For a further discussion of the accounting treatment regarding the acquired assets and assumed liabilities of CMI, see the Company’s response to comment 3(d).

(b)
Tell us what assets and liabilities of the Collection License Company you transferred to PVH on January 30, 2008, and if you received any consideration from PVH for their acquisition of this Company.  If so, tell us the amount you received and how the consideration was determined;

100% of the shares of CMI were transferred to PVH on January 30, 2008.  The assets and liabilities of CMI that were transferred to PVH were the same assets and liabilities that the Company acquired on January 28, 2008, except that prior to the transfer of the shares of CMI to PVH, CMI repaid all of its outstanding bank debt.  Business activity of CMI was limited between January 28, 2008 and January 30, 2008 and the resulting operating loss for the two day period was not material. The Company, through certain of its wholly owned subsidiaries, contributed capital of approximately $24.3 million (16.5 million euro) to CMI such that CMI had sufficient cash to repay such bank debt.  See Exhibit 1 (columns 2 and 3), attached hereto.  In exchange for the transfer of 100% of the shares of CMI to PVH, the Company received consideration of $19.8 million (a negotiated amount which was approximately equal to the Company’s estimated fair value of the net working capital of CMI) from PVH (which, as described further in the Company’s response to comment 3(c), was netted against payments owed by the Company to PVH).

(c)	Tell us why you paid $43 million to, or on behalf of, PVH (e.g. to acquire new licenses, expand existing licenses, offset projected losses for the Collection License Company, etc.); and

The Company made payments of $43 million as follows:

•
$24.3 million was contributed (as described in the Company’s response to comment 3(b)) to CMI by the Company to fund the repayment of CMI’s bank debt (the sale agreement with PVH required that CMI hold no external bank debt at the date of the transfer of the shares of CMI to PVH); and

•
$18.7 million was paid to PVH (consisting of $38.5 million due to PVH net of $19.8 million due from PVH to the Company for the net working capital of CMI (as described in the Company’s response to comment 3(b))).

In consideration for the above payments, the Company (i) received rights and licenses to operate various Calvin Klein businesses (described as the “2008 CK Licenses” and “Calvin Klein Golf License” in the Company’s Form 10-K for Fiscal 2009, page F-18), which were acquired in order to expand the Company’s global Calvin Klein Business and (ii) was able to exit the CMI business (upon the transfer of 100% of the shares of CMI to PVH), which was projected to generate future losses.  Schedules summarizing the payments made to PVH and the capital contributions made to CMI (net of the proceeds received from PVH) and the value of the 2008 CK Licenses and Calvin Klein Golf License acquired are set forth in Exhibit 2, attached hereto.

(d)
Tell us how you accounted for your January 30, 2008 transfer of the Collection License Company to PVH, and further explain to us what the related $18.5 million restructuring charge you recorded prior to the transfer represents.

The Company accounted for the acquisition of the shares of CMI, the acquisition of the 2008 CK Licenses and the Calvin Klein Golf License from PVH and the sale of the shares of CMI to PVH as part of the same transaction, which the Company believes reflects the economic substance of the transaction. The intention of the parties (i.e., the Company and PVH) was for PVH to assume ownership of CMI.  In exchange for payments totaling $43 million (as discussed in the Company’s response to comment 3(c)), the Company acquired the 2008 CK Licenses and Calvin Klein Golf License, which, together, had a fair value of $24.7 million and exited the Calvin Klein Collection business.  The fair value of the 2008 CK Licenses and Calvin Klein Golf License was determined by calculating the discounted expected future cash flows expected to be generated by such licenses and the consideration paid in similar transactions in the market, to the extent the consideration could be determined.  The Company also considered the future royalties to be paid and the royalty rate to be paid to PVH under the 2008 CK Licenses and Calvin Klein Golf License in determining the fair value of such licenses.  The Company utilized the services of a third party appraiser to assist it in determining the fair values of the 2008 CK Licenses and Calvin Klein Golf License. The Company recorded the 2008 CK Licenses and Calvin Klein Golf License as part of Intangible Assets on its Balance Sheet.  The difference between the total net payments (including the capital contribution made by the Company to CMI) of approximately $43 million and the fair value of the 2008 CK Licenses and Calvin Klein Golf License of approximately $24.7 million amounted to $18.5 million, which represented the Company’s cost to exit the Calvin Klein Collection business. Accordingly, the Company recorded the charge of approximately $18.5 million as a “Restructuring Charge/Exit Activity” in the “Selling, general and administrative” line item in its statement of operations.

Item 2.02 and 9.01 Form 8-K filed March 1, 2010

Ex. 99.1

4.
We note your discussion of net revenues on a 'constant currency' basis throughout your earnings release.  This appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements.  Please be advised of the following:

(a)
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the Regulation G requirements to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure; and

(b)
To the extent this measure is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as a non-GAAP measure.

The Company acknowledges the Staff’s comment.  In future filings the Company will comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measure as a non-GAAP measure.  In addition, in accordance with the Compliance & Disclosure Interpretation number 104.06, the Company will describe the process for calculating the constant currency amount and the basis of presentation.

5.
We note that you present full non-GAAP consolidated condensed statements of operations in Schedules 1, 1a, 2, and 2a.  Please tell us why you believe it is appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.  In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information.  Refer to question 102.10 of the Staff's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

The Company acknowledges the Staff’s comment.  In future filings the Company will only present reconciliations between individual GAAP and non-GAAP measures, and will not present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

6.
We note the income tax effect for the 'Other' column adjustments was calculated using a 40% tax rate for each consolidated condensed statement of operations presented in your Form 8-K, while the income tax effect for the Restructuring Charges and Pension adjustments was calculated using tax rates ranging from 25% (fiscal 2008) to 41% (Q4 2009).  Please tell us how you determined the tax rates used to calculate the income tax effect for the Restructuring Charges and Pension adjustments and explain to us why different rates were used.

The income tax rates used to compute the income tax expense relating to restructuring charges and pension expense correspond to local statutory tax rates of the tax reporting entities that accrued and incurred those costs.  In the case of restructuring charges, these amounts were incurred by tax reporting entities operating in several countries and tax jurisdictions.  Accordingly, the tax rates represent the blended statutory income tax rates of these reporting entities (individual entity statutory tax rates vary by jurisdiction up to a maximum of approximately 41%). In contrast, the pension expense was incurred solely by Warnaco Inc., a domestic subsidiary of the Company operating in the United States.  As such, the Company’s blended Federal and state tax rate of 40% was used to compute the tax effect of the pension expense.

Taxation

7.
Please provide us with a reconciliation to the taxation adjustments for the fourth quarter and fiscal 2008, and the fourth quarter and fiscal 2009.  Also tell us how each taxation adjustment was calculated (i.e. the tax rate(s) used to determine the underlying adjustment) and explain to us how you determined the respective tax rate(s) used.  To the extent that different tax rates were used, please explain the reasons(s) for such differences.

The Company’s worldwide income tax provision is presented on a GAAP (As Reported) and Non-GAAP (As Adjusted) basis.  Exhibits 3a and 3b, attached hereto, contain reconciliations between the GAAP (As Reported) and Non-GAAP (As Adjusted) provision for income taxes for the fiscal years-ended January 3, 2009 (“Fiscal 2008”) and fiscal year-ended January 2, 2010 (“Fiscal 2009”), respectively.  As noted in the footnotes to the reconciliation schedules set forth on Exhibits 3a and 3b, the income tax rates used to compute each income tax adjustment are based on the enacted income tax rates of the tax jurisdictions where the corresponding income or deduction had its origin.

For purposes of calculating the quarterly Non-GAAP (As Adjusted) income tax expense, the Company uses the most current estimates of its full-year Non-GAAP (As Adjusted) income tax rate. Thus, as illustrated in Exhibit 4, for the fourth quarter of Fiscal 2008, the Company presented its Non-GAAP (As Adjusted) income tax provision based on a Non-GAAP (As Adjusted) tax rate of 32%, which is the same as the Non-GAAP (As Adjusted) rate for Fiscal 2008; and for the fourth quarter of Fiscal 2009, the Company presented its Non-GAAP (As Adjusted) income tax provision based on a Non-GAAP (As Adjusted) tax rate of 33.9%, which is the same Non-GAAP (As Adjusted) rate for Fiscal 2009.  See Exhibit 4, attached hereto.

DEF 14A for Annual Meeting on May 12, 2010

8.
We note the very general disclosure in the last paragraph on page 10.  Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) is not necessary and describe the process you undertook to reach that conclusion.

The Company advises the Staff that, in connection with the preparation of the Company's Proxy Statement filed on April 9, 2010 (the "Proxy Statement"), the Company undertook a review of its compensation policies and practices with a view toward determining whether those policies and practices were reasonably likely to have a material adverse effect on the Company.  Following that review, the Company concluded that its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company and accordingly that disclosure was not required to be included in the Proxy Statement pursuant to Item 402(s) of Regulation S-K.  The disclosure on page 10 of the Proxy Statement referenced by the Staff in its comment letter was included in the Company's Compensation Discussion and Analysis in order to inform the Company's shareholders that the Company has included an assessment of compensation related risk in its compensation process.

The compensation risk review was conducted by the Company’s human resources and benefits staff, working in conjunction with the Company’s internal auditors.  This internal compensation risk review team was chosen on the basis of familiarity with the Company's compensation policies and practices and an understanding of the Company's risk management program.  Representatives of the Company’s legal and finance teams provided advice and input during the review process.

In reaching the conclusion noted above, the Company undertook a review of its global employee compensation programs as well as the policies in place to mitigate any risks associated with such programs. The Company’s assessment of compensation programs and risk focused on all of the Company’s significant compensation programs including: (i) establishment of base salary for employees; (ii) bonus programs for sales executives in various global divisions or business units of the Company; (iii) the global incentive compensation program for executives; and (iv) the global equity plan for executives.

As a result of its review, the Company concluded that its overall compensation packages contain an appropriate mix of long- and short-term incentives and balance risk and potential reward in a manner that is appropriate to the circumstances and in the best interests of the Company’s stockholders.  In particular, the target compensation mix for its executive officers provides for only 30% of overall compensation to be tied to short-term (typically annual) incentives.  The Company believes that this percentage provides appropriate incentive for the attainment of short-term performance goals and does not inappropriately emphasize the attainment of these short-term goals over the attainment of long-term results.  The Company further noted that its annual incentive program for executives is subject to both (i) a maximum payout limitation and (ii) discretionary reduction (if such a reduction is determined to be appropriate by the Compensation Committee).  The Company believes that these two factors each operate to reduce any incentive that an executive may have to take inappropriate risks in pursuit of annual bonus compensation; by limiting the potential "upside" for annual bonus compensation, the Company also limits the chance that an executive will be motivated to act in a manner that is not in the Company's long-term interest.

The Company also noted its practice of granting annual equity awards with three year vesting periods.  The length of the vesting period and the fact that recipients of equity awards will typically be subject to overlapping three year vesting periods encourages employees to focus on long-term results in order for these awards to be more valuable.  This focus on long-term results is further emphasized by the Company's Equity Ownership and Retention Policy.  By requiring each Company executive to hold equity worth at least three times such executive's annual salary (five times in the case of the Chief Executive Officer), the Company further emphasizes the importance of long term results.

At the time the Company conducted its review, it had in place a "clawback" policy which provides for the Company to recover both annual incentive compensation payments and proceeds of equity awards under appropriate circumstances.  The Company believes that clawback policies such as these lessen the risk that Company employees will take inappropriate risks in order to earn incentive compensation.

The Company further noted that its compensation process includes regular oversight of the compensation programs by the Compensation Committee.   In addition, the Company concluded that:

(i)	none of the Company’s business units carries a significant portion of the Company’s risk profile;
(ii)	the Company’s compensation programs and practices are structured similarly across all of its business units;
(iii)	none of the Company’s business units are significantly more profitable than any other business unit;
(iv)	compensation expense is not a significant percentage of any business units revenues; and
(v)	the Company’s compensation programs do not vary significantly from the Company’s overall risk and reward structure.

Following its internal assessment, the Company presented a summary of its process, findings and preliminary conclusions to the Company’s Compensation Committee.  The Company intends to continue to include an assessment of the potential risks associated with its compensation practices and policies in its process for establishing compensation.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8000.

Very truly yours,

/s/ Lawrence R. Rutkowski

Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer

Enclosures

cc:        Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph R. Gromek, The Warnaco Group, Inc.
Deloitte & Touche, LLP

Exhibit 1
The Warnaco Group, Inc.
Confezioni Moda Italia S.r.l. ("CMI" i.e., the Collection Company)
Acquisition/Disposition Balance Sheet
January 2008
In thousands of Euro

	Balance Sheet Acquired by Warnaco (a)	Capital Contribution/ Repayment of Debt		Balance Sheet Transferred to PVH

Assets:
Cash	€7,300	€(21,800)	(c)	€2,000
		€16,500	(b)
Accounts receivable	9,200			9,200
Inventory	7,100			7,100
Other current assets	3,000			3,000
Fixed assets - net	200			200
Other assets	3,000			3,000

Total Assets	€29,800	€(5,300)		€24,500

Liabilities and Shareholder's Equity:
Accounts payable	€6,000			€6,000
Accrued liabilities	2,000			2,000
Short-term debt	21,800	(21,800)	(c)	-
				-
Shareholder's equity	-	16,500	(b)	16,500

Total Liabilites and Shareholder's Equity	€29,800	€(5,300)		€24,500

NOTES:
(a)	Represents the balance sheet of CMI acquired by Warnaco after the capital contribution by Fingen Apparel N.V.
(b)	Represents the contribution of capital by Warnaco to CMI
(c)	Represents the repayment of external bank debt by CMI prior to the transfer of CMI to PVH

Exhibit 2
The Warnaco Group, Inc.
January 2008 sale of CMI to PVH and acquisition of 2008 CK Licenses and Calvin Klein Golf license
In thousands

	EURO Value	Exchange rate	In U.S. $'s
Amount due to PVH for 2008 CK Licenses, Calvin Klein Golf License and CMI transfer			$38,500	Ref: Item 3c.
Cash received/receivable from PVH for working capital of CMI	€13,500	1.47	(19,845)	Ref: Item 3c.
Net cash paid to PVH			$18,655	Ref: Item 3c.
Capital contribution to CMI	€16,500	1.47	24,255	Ref: Item 3c.

Total payments to, or on behalf of PVH related to the disposition of CMI and transfer of the acquired licenses to Warnaco			$42,910

Payments for Intangibles and CMI transfer - net			$42,910
Expenses/other			325
			$43,235
Less:
Fair value of licenses acquired			24,700	Ref: Item 3d.

Restructuring charge - Loss on disposal/exit of collection buisness			$18,535	Ref: Item 3d.

Exhibit 3a
The Warnaco Group, Inc.
Reconciliation of GAAP to non-GAAP provision for income taxes for Fiscal 2009
In thousands of Dollars

	Note	Fiscal 2009

Income Tax Provision - As Reported (GAAP)		$64,272

Taxation effect on pre-tax non-GAAP adjustments (benefit) Expense:

Pension Expense	(a)	8,349
Restructuring Charges	(b)	3,506
Other Adjustments	(c)	438

Non-GAAP taxation adjustments (benefit) Expense:*

Adjustments related to prior period income tax provisions	(d)	(2,333)
Discrete Other Adjustments	(e)	(1,698)
COD Income Recapture	(f)	(3,686)

Income Tax Provision - As Adjusted (Non-GAAP)		$68,848

Notes:

(a) The Company presents its results with and without the effect of Pension expense (income). The tax effect of Pension expense (income) is based on the U.S. Federal and state income tax rate of approximately 40%.

(b) The Company presents its results with and without the effects of Restructuring charges. The tax effect of Restructuring charges is based on the local income tax rates of the taxing jurisdiction where the restructuring expenses are being incurred and paid.

(c) The Company presents its results with and without the effect of certain Other Adjustments as described on Schedule 2, footnote "d" in Exhibit 99.1 to the Company's Form 8-K filed on March 1, 2010. The tax effect of these items is based on  the U.S. Federal and state income tax rate of approximately 40%.

* The Company presents its results with and without the effects of the following tax adjustments:

(d) In its 2009 tax provision, the Company recorded adjustments related to changes in estimates or errors in prior period tax provisions. These adjustments were calculated based on the enacted tax rates in the jurisdiction where the adjustments were identified and reported.

(e) Discrete Other Adjustments reflect the Federal, state and foreign tax effects related to; 1) the effect of changes in tax law (in 2009) related to the Company's 2009 opening balances for deferred tax assets and liabilities; 2) direct and indirect income taxes associated with legal entity reorganizations and restructurings; 3) tax provision or benefit resulting from statute expirations or the finalization of income tax examinations; and 4) other adjustments not considered part of the Company's core business activities. These adjustments have been tax effected at the local tax rates where the corresponding item of income or deduction has its origin.

(f) In its Fiscal 2009 tax provision, the Company recorded a tax charge of $3.6 million in order to correct an error in prior period income tax provisions related to the recapture of indebtedness income which had been deferred in connection with the Company's emergence from bankruptcy on February 4, 2003. The charge was based on the U.S. Federal and state tax rate of approximately 40%.

Exhibit 3b
The Warnaco Group, Inc.
Item 2.02 and 9.01 Form 8-K filed March 1, 2010
Reconciliation of GAAP to non-GAAP provision for income taxes for Fiscal 2008
In thousands of Dollars

	Note	Fiscal 2008

Income Tax Provision - As Reported (GAAP)		$60,727

Taxation effect on pre-tax non-GAAP adjustments (benefit) expense:

Pension Expense	(a)	12,658
Restructuring Charges	(b)	4,200
Other Adjustments	(c)	2,127

Non-GAAP taxation adjustments (benefit) expense:*

Repatriation to the United States of proceeds from sale of a foreign business	(d)	(15,550)
Adjustments related to prior period income tax provisions	(e)	(400)
Discrete Other Adjustments	(f)	(4,453)

Income Tax Provision - As Adjusted (Non-GAAP)		$59,309

Notes:

(a) The Company presents its results with and without the effect of Pension expense (income). The tax effect of Pension expense (income) is based on the U.S. Federal and state income tax rate of approximately 40%.

(b) The Company presents its results with and without the effects of Restructuring charges. The tax effect of Restructuring charges is based on  the local income tax rates of the taxing jurisdiction where the restructuring expenses are being incurred and paid.

(c) The Company presents its results with and without the effect of certain Other Adjustments as described on Schedule 2a, footnote "c" in Exhibit 99.1 to the Company's Form 8-K filed on March 1, 2010. The tax effect of these items is based on  the US Federal and state income tax rate of approximately 40%.

* The Company presents its results with and without the effects of the following tax adjustments:

(d) The adjustment reflects the US Federal and state income tax charge recorded in Fiscal 2008 as a result of the repatriation to the United States of the proceeds received  from the sale of the Company's Lejaby business and was based on the US Federal and state income tax rate of approximately 40%.

(e) In 2008, the Company recorded adjustments to its 2008 tax provision related to tax provisions of other fiscal years. These adjustments were calculated based on the enacted tax rates in the jurisdiction where the adjustments were identified and reported.

(f) Discrete Other Adjustments reflect the Federal, state and foreign tax effects related to; 1) the effect of changes in tax law (in 2008) related to the Company's 2008 opening balances for deferred tax assets and liabilities; 2) direct and indirect income taxes associated with legal entity reorganizations and restructurings; 3) tax provision or benefit resulting from statute expirations or the finalization of income tax examinations; and 4) other adjustments not considered part of the Company's core business activities. These adjustments have been tax effected at the local tax rates where the corresponding item of income or deduction has its origin.

Exhibit 4
The Warnaco Group, Inc.
Tax Rates in the Quarter and Full Year
In thousands of Dollars

	As Adjusted
	2008		2009
	Full Year	4th Quarter	Full Year	4th Quarter

Income from continuing operations before provision for income taxes and non-controlling interest	$185,342	$20,332	$203,091	$45,593
Provision for income taxes	$59,309	$6,506	$68,848	$15,456
Tax Rate	32.00%	32.00%	33.90%	33.90%